Exhibit 99.1

Vermilion Placed on CDP's Climate "A" List and Releases 2016 Sustainability Report

CALGARY, Oct. 28, 2016 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (TSX, NYSE: VET) is pleased to announce that we have been awarded a position on CDP's Climate "A" List.  CDP (formerly Carbon Disclosure Project) is a London-based not-for-profit organization that administers a global environmental disclosure system that assists in the measurement and management of corporate environmental impacts.  To achieve Climate "A" List recognition, a company must receive consistently high scores across all of CDP's scoring dimensions.

Vermilion is one of only 193 companies globally to achieve Climate "A" List recognition in 2016 and the only North American energy company on the list.  Across all sectors, only three Canadian companies, including Vermilion, were awarded a position on this year's Climate "A" List.  Vermilion is one of only five oil and gas companies in the world to be named to the Climate "A" List.

Vermilion has voluntarily reported emissions data to CDP for each year since 2012.  We firmly believe in the importance of measuring and understanding our current environmental impact.  This assists our effort to identify and realize opportunities to operate in an even more environmentally and socially sustainable manner in the future.

The Climate "A" List, along with the climate scores of all companies publicly taking part in CDP's climate change program this year, is available on CDP's website at www.cdp.net.

We are also pleased to announce that we have released our third annual Sustainability Report which details our efforts to generate environmental, social, and economic benefits for all stakeholders.  The report describes our approach to sustainability in our operations, and details our progress and challenges in this regard.  We are committed to providing increasingly complete information and objective assessment of our performance in this area on an annual basis.  Furthermore, we believe the integration of sustainability principles into our business strategy increases shareholder returns and reduces long-term risks to our business model.

Our 2016 Sustainability Report is available on our corporate website at www.vermilionenergy.com/sustainability.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas project in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France, the Netherlands and Germany.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Management and directors of Vermilion hold approximately 5% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

PDF available at: http://stream1.newswire.ca/media/2016/10/28/20161028_C2557_PDF_EN_806500.pdf

%CIK: 0001293135

For further information: Kyle Preston, Director Investor Relations, TEL: (403) 476-8431, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 09:00e 28-OCT-16